WILHELM E. LIEBMANN 210.281.7075/fax: 210.224.2035 wliebmann@akingump.com

May 25, 2006

VIA EDGAR (copy by overnight courier)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Albert G. Pappas, Mail Stop 3720

Re:	VeriChip Corporation
Amendment No. 1 to Registration Statement on Form S-1
File Number 333-130754

Dear Mr. Pappas:

On behalf of our client, VeriChip Corporation (the “Company”), we are responding by this letter to the Staff’s comments to the Company by its letter dated April 21, 2006 relating Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are also filing Amendment No. 2 to the Registration Statement (the “Amendment”). Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

Prospectus Summary

1.	We note your response to prior comment 4, however, we request that you eliminate the acronym “RFID” from your summary. In this regard, we do not believe that this is a widely used term that is necessarily understandable for readers who are not familiar with your industry.

In response to the Staff’s comment, we have revised the disclosure in the “Summary” section (pages 1 through 5 of the Amendment) to eliminate the use of the acronym “RFID.”

2.	Where you have added the disclosure in response to prior comment 7 that you obtain the VeriChip and related scanners under your supply agreement with Digital Angel, please also provide a cross-reference to your risk factor disclosure regarding the limitations and risks associated with this agreement and the related intellectual property rights.

Securities and Exchange Commission

May 25, 2006

In response to the Staff’s comment, on page 1 of the Amendment we have provided a cross-reference to the Company’s risk factor disclosure regarding the limitations and risks associated with the Digital Angel agreement and the related intellectual property rights.

Risk Factors, page 6

3.	A number of your risk factor captions still contain generic conclusions. Please revise the following risk factor captions to comply with prior comment 8:

•	“A termination of our supply agreement with Digital Angel could harm our business”, page 8;

•	“Consumer groups may not want us storing or using personally-identifiable data.”, page 8;

•	“Our failure of alleged failure to comply with anti-kickback.”, page 11;

•	“We may be subject to product liability claims for the use of our systems.”, page 11; and

•	“We may need to obtain additional capital to fund our operations.”, page 13

In response to the Staff’s comment, we have revised the risk factor captions on pages 8, 9, 12 and 14 to comply with the Staff’s prior comment 8.

Because a predecessor of Digital Angel licensed the exclusive right., page 6

4.	We note your added disclosure and your response to our prior comment 9. We may have additional comment pending resolution of your intellectual property issue.

The Company acknowledges that the Staff may have additional comments pending resolution of its intellectual property issue. We have added disclosure on pages 6, 10, 73, 78, 96, F-8, F-32, F-36, F-44, F-55, and F-58 of the Amendment about recent developments concerning the intellectual property issue relating to a supply agreement between Digital Angel and Raytheon Microelectronics España, SA.

We rely on third parties to supply and manufacture., page 9

5.	We note your response to our prior comment 12, particularly your indication that, other than your supply agreement with Digital Angel, your manufacturing agreements are not material to your business and are easily replaceable. In light of your response, revise the risk factor to focus only on your relationship with Digital Angel.

In response to the Staff’s comment, we have revised the risk factor on page 10 of the Amendment to focus only on the Company’s relationship with Digital Angel.

Securities and Exchange Commission

May 25, 2006

Unaudited Pro Forma Condensed Combined Financial Information, page 27

6.	Delete the pro forma statement of operations for the year ended December 31, 2004. You should present pro forma information only for the latest fiscal year and interim period. See Rule 11-02(c) of Regulation S-X. Also delete the pro forma information for 2004 in the table of selected financial data at page 24.

In response to the Staff’s comment, we have deleted the pro forma statement of operations for the year ended December 31, 2004 and the pro forma information for 2004 in the table summary financial date and the table of selected financial data on pages 5 and 24, respectively, of the Amendment.

7.	We reissue prior comment 44. We note that you continue to refer to the use of a preliminary valuation prepared by independent third party at page 27. Please disclose the name of the expert and include the expert’s consent in the filing or remove the reference completely.

In response to the Staff’s comment, we have deleted the reference to the use of a preliminary valuation prepared by an independent third party on page 27 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Revenue, page 34

8.	Please disclose the substance of your response to prior comment 23 that with regard to your infant protection and wander prevention systems, these systems are highly customized and, as a result, sales prices for these systems fluctuate widely based on the size and scope of the particular installation.

The Company supplementally advises the Staff that the sales prices of its infant protection systems generally range from $30,000 - $40,000 and that the sales prices of its wander prevention systems generally range from $8,000 - $10,000. However, these prices can vary widely depending on the hardware and software requirements of the particular system installation based on the factors listed below:

•	the number of RFID transponders or tags needed in a particular installation;

•	the desired level of integration with a facility’s existing communication and security systems;

•	the size and general layout or floor plan of the facility;

•	the number of egress points in the facility that need to be covered by the system; and

•	the number of users.

Securities and Exchange Commission

May 25, 2006

Our Business, page 58

Sales, Marketing and Distribution, page 69

9.	Please disclose with regard to your agreement with Henry Schein that you receive payment from Henry Shein for products shipped to health care professionals within 30 days after the close of each month. Also, we note that your agreement with Henry Schein refers to Exhibit A but Exhibit A is not filed with the agreement. Please note that you must file all agreements in their entirety. Accordingly, please re-file exhibit 10.17 to include Exhibit A.

In response to the Staff’s comment, we have revised the disclosure on page 76 of the Amendment to disclose with regard to the Company’s agreement with Henry Schein that Henry Schein has agreed to provide the Company with payment for VeriMed patient identification systems shipped to health care professionals within 30 days after the close of each month. In addition, we have re-filed the Group Purchasing Program Agreement dated October 28, 2004, by and between Henry Schein, Inc. and the Company under exhibit 10.17 of the Amendment to include Exhibit A, subject to a request for confidential treatment of certain information contained therein.

10.	We note the references in your management’s discussion and analysis section to the distribution agreement you negotiated with Ingersoll Rand in January 2006. Please describe the material terms of this agreement, such as the performance requirements, term and termination provisions, in this section. Also, file your agreement with Ingersoll Rand as an exhibit or provide your analysis in your response letter regarding why you are not required to file this agreement as an exhibit.

In response to the Staff’s comment, we have revised the disclosure on page 76 of the Amendment to describe the material terms of the Company’s agreement with Ingersoll Rand Security Technologies. In addition, we have filed the VeriChip Authorized Dealer Agreement dated January 4, 2006, by and between Ingersoll Rand Security Technologies and the Company under exhibit 10.26 of the Amendment, subject to a request for confidential treatment of certain information contained therein.

Executive Compensation and Other Matters, page 81

11.

We note your updated compensation information you have provided in response to prior comment 38, however, it appears that several of the footnotes in your summary compensation table do not refer to the correct information in the table. For example, footnote 4 refers to Mr. Bolton’s flexible spending plan but footnote 4 in the table is also listed next to Mr. Talib and Mr. Khimji. Also, footnote 6

Securities and Exchange Commission

May 25, 2006

describes compensation paid to Mr. Gunther but the footnote in the table is listed next to Mr. Talib. Please revise your footnotes, as appropriate.

In response to the Staff’s comment, we have revised the footnotes to the Summary Compensation Table on page 87 of the Amendment.

Employment Contracts, page 83

12.	We note the disclosure you have added regarding the criteria the compensation committee considers in determining bonus payments under the employment agreements. Please disclose the substance of your response to prior comment 39 that this criteria is subjective in nature and is not intended to constitute objectives that must be met with regard to bonus payments.

In response to the Staff’s comment, we have revised the disclosure on page 89 of the Amendment to disclose the substance of the Company’s response to prior comment 39 that the bonus criteria in Mr. Talib’s employment agreement is subjective in nature and is not intended to constitute objectives that must be met with regard to bonus payments. In addition, we have revised the disclosure on page 89 of the Amendment to describe the terms of new incentive compensation plans that were adopted by the Company in April 2006 with respect to Mr. McLaughlin, Mr. Gunther and Mr. Khimji. These incentive compensation plans have also been filed as new exhibits to the Registration Statement.

Certain Relationships and Related Party Transactions, page 89

Transactions with Digital Angel, page 90

13.	Disclose the date and the reason(s) you amended and restated your agreement with Digital Angel. Please describe the terms that were amended and restated. In this regard, please clarify whether you amended this agreement because of your recent finding that the exclusive rights to use the patented technology in applications involving the identification of human beings were licensed to other parties in 1994.

The Company hereby supplementally advises the Staff that the Amended and Restated Supply, License, and Development Agreement between the Company and Digital Angel (the “Supply Agreement”) was entered into as of December 27, 2005. The Supply Agreement was amended in preparation for the Company’s IPO to afford each party greater protections and rights consistent with an agreement negotiated at arms-length. In particular, following is a summary of the material terms of the Supply Agreement that were amended and restated:

•	a provision was added to provide the Company with the right to obtain additional suppliers in the event Digital Angel was unable or unwilling to meet the Company’s requirements and to permit such additional suppliers to use Digital Angel’s intellectual property to meet the Company’s requirements;

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May 25, 2006

•	a provision was removed that required the Company to exclusively purchase all radio frequency transponders, related reading equipment and systems from Digital Angel;

•	a provision was added to require the Company to provide Digital Angel with reports of its sales and marketing activities;

•	a provision was added to grant the Company a license to Digital Angel’s trademarks and trade dress to assist the Company in selling the products;

•	a provision was added to provide the Company with the right to inspect and audit the facilities used by Digital Angel for production of the products to assure compliance by Digital Angel with FDA and other rules, regulations and requirements; and

•	a provision was added to provide the Company with the option to operate the computer database associated with the VeriMed patient identification system and cease Digital Angel’s provision of the database services.

The Company supplementally advises the Staff that the Supply Agreement was not amended because of the Company’s finding that the exclusive rights to use the patented technology in applications involving the identification of human beings were licensed to other parties in 1994. The Company amended the supply agreement before becoming aware of the fact that the exclusive rights to use the patented technology in applications involving the identification of human beings were licensed to other parties in 1994.

Audit Report – Report of Independent Registered Public Accounting Firm, page F-3

14.	Include a signed unrestricted audit report in an amendment to the registration statement prior to effectiveness of the offering.

In response to the Staff’s comment, the Company’s independent registered public accounting firm has included a signed unrestricted audit report on page F-3 of the Amendment.

Note 4 – Acquisitions, pages F-17 – F-20

15.	We reissue part of prior comment 47. We are unable to locate the revisions on pages F-18 and F-19 referred to in your response. Please disclose the specific factors that contributed to your decision to acquire VCI and Instantel for a purchase price that resulted in the recognition of goodwill. We note the general disclosure presented in the first complete paragraph on page F-19.

Securities and Exchange Commission

May 25, 2006

In response to the Staff’s comment, we have included the specific factors that contributed to our decision to acquire VHI and Instantel for a purchase price that resulted in goodwill in the financial statement footnotes beginning on page F-21.

Note 5 – Intangible Assets, page F-20

16.	We reissue prior comment 48. Tell us in your response letter how you applied the guidance in paragraph 11 of SFAS 142 in determining the estimated useful lives of trademarks, customer relationships, and distributions networks you obtained in the acquisition of VCI and Instantel. Describe for us the nature of each acquired intangible and the specific factors you considered. It is unclear from the revised disclosure at page F-20 why you believe trademarks have indefinite lives and why an estimated life in excess of eight years is appropriate for trademarks and distribution networks.

Tell us the amount you recorded in the purchase price allocation for non-patented proprietary technology and explain how you determined the estimated useful life.

Expand the disclosure in of your critical accounting policies at page 37 for goodwill and intangible assets to describe the specific method you use to determine the fair value of trademarks. Also, discuss the significant assumptions used and address the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in estimating the cash flows and other assumptions required to assess the potential impairment. Finally, provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

The Company hereby supplementally advises the Staff that the Company considered guidance provided in paragraph 11 of SFAS 142 to determine the expected useful lives of the intangible assets acquired in the acquisitions of VHI and Instantel. The following provides a summary of the Company’s key considerations in estimating the useful lives of the acquired intangibles.

Trademarks

The Company evaluated whether there were any legal, regulatory, or contractual factors limiting the useful life of the acquired trademarks. The Company concluded that these factors did not limit the useful life of the acquired trademarks as of the dates of their acquisition.

The Company also evaluated whether any competitive or economic factors limited the useful life of the acquired trademarks. VHI and Instantel were both market leaders in the healthcare security industry with what the Company believed were market positions of 4th and 2nd,

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May 25, 2006

respectively. In the instrumentation/vibration monitoring industry, it was the Company’s belief that Instantel was the market leader with a market share greater than the next four competitors combined. The VHI and Instantel trademarks were established and highly recognizable at the time of the Company’s acquisitions. As such, the trademarks associated with each company had value for the foreseeable future, and therefore, the Company assigned an indefinite life for the acquired trademarks.

Customer Relationships (VHI and Instantel)

The Company estimated the useful life of the acquired customer relationships based on future replacement parts revenue for VHI and Instantel. VHI had a shorter useful life estimate due to VHI’s product lines historically only requiring replacement parts every four years. Instantel’s product lines required replacement parts every year, and through these replacement parts sales, Instantel established long term relationships with its end users. VHI’s product lines did not require annual replacement parts sales, and as such, the company had not established long term relationships with its end users.

Distribution Networks

The Company estimated the useful life of the acquired distribution networks based on the observed historical distributor attrition rates. The Company believes the estimated useful life estimate of 8.15 years is reasonable based on the significant investment required by each distributor to establish its operations and the historical profitability realized by the distributors through product markups as high as 100% to 500%.

The Company concluded the value of the VHI distribution network to be $816,000 (with a 6.6 year estimated life) and the value of Instantel’s distribution network to be $5,320,000 (with an 8.4 year estimated life). The combined value of the acquired distribution networks was $6,136,000 with a value-based weighted average useful life of 8.15 years.

For VHI, the Company did not directly attribute any value to non-patented proprietary technology. The Company believed the value of VHI’s patents adequately reflected the acquired VHI technology, both patented and non-patented.

For Instantel, the Company allocated approximately $640,000 to the non-patented proprietary technology. The Company applied a lower royalty rate for the non-patented technology to determine the present value of the future cash flows associated with this technology. The estimated useful life of the non-patented technology was approximately 5.5

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May 25, 2006

years, which reflects the increased uncertainty in maintaining the proprietary technology without patent protection.

In response to the Staff’s comment, we have expanded the disclosure beginning on page 36 of the Amendment for goodwill and intangible assets to describe the specific method the Company uses to determine the fair value of trademarks.

The Company has evaluated the sensitivity of its trademark value conclusions to variations in the Company’s estimated useful life assumptions for VHI’s and Instantel’s trademarks. The Company concluded that its value conclusions would not change significantly due to variations in the estimated useful life assumptions. Nearly 90.0% of the present value of the trademark cash flows is contributed by the cash flows generated between year 1 (2005) and year 20 (2025). Therefore, the Company respectfully submits that a sensitivity analysis based on variations of the estimated useful lives of the VHI and Instantel trademarks would not significantly change the Company’s value conclusions.

Note 14 – Related Party Transactions page F-31

17.	Refer to prior comment 43. Please expand your disclosure to provide a more specific description of the items you used to calculate the proportion of expenses attributed to Verichip for each type service provided.

In response to the Staff’s comment, we have revised Note 15 beginning on page F-34 of the Amendment to expand the disclosure to provide a more specific description of the items the Company used to calculate the proportion of expenses attributed to the Company for each type of service provided.

By copy of this letter to you via overnight courier, we are providing you with four marked copies of the Amendment reflecting the changes made to the disclosure since our filing of Amendment No. 1 to the Registration Statement on April 7, 2006. Please do not hesitate to contact me if you require additional marked copies. In addition, should you have any questions regarding this letter or our responses to your comments, please contact me at (210) 281-7075 or Seth Molay at (214) 969-4780.

Very truly yours,

/s/ Will Liebmann
Will Liebmann

Enclosures

cc:	Kevin H. McLaughlin [VeriChip Corporation]

Seth Molay, P.C.